COLORS Worldwide Inc.



ANNUAL REPORT

5757 W Century Blvd Suite 816

Los Angeles, CA 90045

(424) 309-9089

https://www.colorsworldwide.com/

This Annual Report is dated April 26, 2024.

BUSINESS

The company was formed in 2015 under the name Colors Party Holdings Inc. The company changed its name in 2016 to Colors Worldwide Inc. and created R&B ONLY. The name change/rebranding was done because we did not want to limit the company to a party. We wanted our events to be high production shows and expand to other offerings.

Colors Worldwide Inc. is an entertainment production company. Our main product, R&B ONLY, consists of live, in-person and digital events. Our current revenue streams are ticket and merchandise sales.

R&B ONLY's mission is to amplify the entire genre of R&B. We are expanding our offerings from solely live events into an ecosystem that includes media, albums, merchandise, and an educational/community platform. This expansion will take place concurrently with the growth of our live events business.

Our future revenue streams will consist of ticket sales (a hybrid of in-person and digital events), merchandise sales (complete overhaul and diversification of our current products), intellectual property licensing, paid subscriptions, and advertising sales.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $12,383,369.46 compared to fiscal year 2022 revenue of $3,923,769.28. The substantial increase in revenue is primarily due to a dramatic rise in ticket sales, which surged from $3,525,428.50 in 2022 to $12,305,441.58 in 2023. This increase highlights successful expansions and potentially more effective marketing strategies or more significant events that have drawn larger audiences.

Cost of sales

Cost of sales in 2023 was $75,214.66 compared to $51,673.10 in 2022. This increase can be attributed to the expanded scale of operations which correlates with the increased revenue, indicating a proportional rise in direct costs associated with higher sales volumes.

Gross margins

Our gross profit in 2023 was $12,308,154.80 compared to $3,872,096.18 in 2022. The improvement in gross profit margin reflects the increased efficiency in revenue generation relative to the cost of sales, which suggests optimized pricing strategies and better control over the costs of goods sold despite the higher volume of sales.

Expenses

The Company's expenses in 2023 were $11,373,480.21 compared to $4,552,568.29 in 2022. The significant increase in expenses aligns with the expanded scale of operations and might include higher costs in marketing, staffing, and operational expansion necessary to support the increased revenue streams.

Historical results and cash flows:

The historical data shows a consistent need to manage cash flows carefully, particularly in relation to venue rentals and marketing. With the substantial increase in revenue and controlled increase in expenses, the company's strategy appears to have been effective in 2023. Looking forward, the company might benefit from further diversifying income streams and potentially reducing reliance on external financing for cash flow needs, especially in light of the much larger scale of operations. This strategic shift could also mitigate risks associated with fluctuating market demands and unforeseen economic conditions.

This analysis indicates that Colors Worldwide Inc. has experienced a significant positive turnaround in 2023, showcasing effective management and strategic execution leading to improved operational results and financial stability.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $501,006.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: US Small Business Administration (SBA)
Amount Owed: $308,848.28
Interest Rate: 3.75%
Maturity Date: 06/13/2050
Note: This is a SBA Disaster COVID-19 Economic Injury loan.

Creditor: Loan Payable to Stripe
Amount Owed: $13,533.36
Interest Rate: Not specified in the documents provided.
Details: This loan has been paid in full.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: Founder/CEO

Dates of Service: January, 2015 - Present

Responsibilities: Strategy and business development, management, and marketing.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the

Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Jabari Johnson

Amount and nature of Beneficial ownership: 10,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Jabari Johnson

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: From inception through 2019, the company received several advances/loans in the aggregate amount of $19,000 from Play Hard Media, a sole proprietor owned by the company's CEO and founder Mr. Jabari Johnson. As of December 31st 2023 all of these loans have been paid in full.

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, performed in 2021 the company sold 107,120 shares of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One share equates to one vote.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 107,120 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

None

The Company also has reserved Class B Common Stock in the amount of 500,000 shares as an option pool for future advisors and employees. Of which, as of December 31st 2023 367,528 options have been issued. As of December 31st 2023, 0 have been exercised.

Class B Common Stock shall automatically convert into Class A Common Stock, on a single share per share basis, upon the approval of the Company's Board of Directors.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stocks. In addition, if we need to raise more equity capital from the sale of Class B Common Stocks, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that some of our operational products or that some of our products may never be used to engage in transactions. It is possible that the failure to release some products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our media, albums, merchandise, and educational/community platform. Delays or cost overruns in the development of our media, albums, merchandise, and educational/community platform and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class B Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns 1 trademark (R&B ONLY) and Internet domain names such as rnbonly.com and colorsworldwide.com. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as state and local government, FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on COLORS Worldwide Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on COLORS Worldwide

Inc could harm our reputation and materially negatively impact our financial condition and business. COVID-19 Risk Factor The COVID-19 pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains and created significant volatility and disruption of financial markets. The COVID-19 pandemic has had and is expected to continue to have an adverse effect on our business and financial performance. The extent of the impact of the COVID-19 pandemic, including our ability to execute our business strategies as planned, will depend on future developments, including the duration and severity of the pandemic, which are highly uncertain and cannot be predicted.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2024.

COLORS Worldwide Inc.

By   /s/ *Jabari Johnson*

     Name: COLORS Worldwide Inc

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

		Class B Common		Class A Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
		Shares	Amount	Shares	Amount			
Inception		-	$ -	10,000,000	$ 100	-	$ -	$ 100.00
Issuance of founders stock		-	-	-	-		-	-
Shares issued for services		-	-	-	-		-	-
Reg. CF Raise		107119	268,468	-	-	-	-	268,468
Net income (loss)		-	-	-	-	-	(880,820)	(880,820)
31-Dec-21		107,119	$ 268,468	-	$ 100	$ -	$ (880,820)	$ (612,252)
Stock option compensation		367,528	918,820	-	-	-	-	918,820
Shares issued for services		-	-	-	-	-	-	-
Net income (loss)		-	-	-	-	-	(455,472)	(455,472)
31-Dec-22		474,647	$ 1,187,288	-	$ 100	$ -	$ (1,336,292)	$ (148,904)
Net income (loss)		-	-	-	-	-	934,527	934,527
December 31, 2023		474,647	$ 1,187,288	-	$ 100	$ -	$ (401,765)	$ 785,623

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor.   The below color coated indicates should match other areas of your financial statements.

	= amounts that come from P&L
	= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

Colors Worldwide Inc

Statement of Cash Flows
January 2022 - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	506,859.45
Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,494.59**
Net cash provided by operating activities	**$510,354.04**
INVESTING ACTIVITIES	**$ -479,919.81**
FINANCING ACTIVITIES	**$9,827.29**
NET CASH INCREASE FOR PERIOD	**$40,261.52**
Cash at beginning of period	460,744.36
CASH AT END OF PERIOD	**$501,005.88**

Colors Worldwide Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
010 - JP Morgan 7296	405,219.00
Cash Account	3,450.00
Chase Checking	839.08
City National 4509	0.00
Digit co	0.00
JPMorgan 8473	36,859.01
Paypal	203.52
Stripe Account	17,299.59
Total Bank Accounts	**$463,870.20**
Other Current Assets	
Payroll Asset	0.00
Payroll Refunds	121.83
Undeposited Funds	0.00
Venue Security Deposit	0.00
Total Other Current Assets	**$121.83**
Total Current Assets	**$463,992.03**
Fixed Assets	
Furniture and Equipment	3,266.33
LED Screen	160,560.64
Projector	31,682.66
Showven Technologies	36,542.00
Truck	0.00
Total Fixed Assets	**$232,051.63**
Other Assets	
Start Engine Escrow	14,168.23
Total Other Assets	**$14,168.23**
TOTAL ASSETS	**$710,211.89**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Loan Payable to Stripe	13,533.36

Colors Worldwide Inc

Balance Sheet

As of December 31, 2022

	TOTAL
Total Accounts Payable	**$13,533.36**
Credit Cards	
American Express (Reconcile)	-383,842.24
American Express - Main	36,378.05
AMEX - 1095 (Shai)	258,889.92
AMEX - 71103 (Manuel)	5,040.26
AMEX - 71129 (Katie)	7,358.98
AMEX - 71137 (Hannah)	15,311.33
AMEX - 71145 (Jimmy)	3,501.47
AMEX - 72044 (Sonia)	446,365.08
AMEX - 72119 (Alisha)	16,672.85
Amex - Mario (71087)	79,519.82
Total American Express (Reconcile)	**485,195.52**
Capital One Credit Card 5448	746.29
Capital One Spark Visa 8339	25,672.27
Chase Ink - Reconcile	-76,650.54
Chase Ink - 0371 (Sonia)	161,267.65
Chase Ink - 6603 (Jabari)	-38,167.11
Total Chase Ink - Reconcile	**46,450.00**
Chase Sapphire - 7379	0.00
Citi Bank - 8183	0.00
Discover	0.00
Total Credit Cards	**$558,064.08**
Other Current Liabilities	
Direct Deposit Liabilities	0.00
Direct Deposit Payable	0.00
Loan payabel to Victoria Freema	0.00
Loan Payable to Alan Henderson	0.00
Loan Payable to Belva	0.00
Loan Payable to Forward Fin	0.00
Loan Payable to Jabari Johnson	-37,627.03
Loan Payable to Kabbage	0.00
Loan payable to Live Nation	0.00
Loan Payable to OnDeck	0.00
Loan Payable to Robert Ford	0.00
Loan Payable to SBA	443,378.00
Payroll Liabilities	25,621.67
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	1,113.33
Federal Unemployment (940)	42.00
Total Payroll Liabilities	**26,777.00**

Colors Worldwide Inc

Balance Sheet

As of December 31, 2022

	TOTAL
Total Other Current Liabilities	**$432,527.97**
Total Current Liabilities	**$1,004,125.41**
Total Liabilities	**$1,004,125.41**
Equity	
Due to/from Colors Entertainment (Record Label)	0.00
Due to/from Colors Worldwide Entertainment	0.00
Opening Balance Equity	44,351.42
Owner's draw	-299,971.41
Retained Earnings	150,348.93
Shareholder Distributions	1,034.52
StartEngine Equity	265,795.13
Net Income	-455,472.11
Total Equity	**$ -293,913.52**
TOTAL LIABILITIES AND EQUITY	**$710,211.89**

Colors Worldwide Inc

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
010 - JP Morgan 7296	536,038.52
Cash Account	18,750.00
Chase Checking	839.08
City National 4509	0.00
Digit co	0.00
JPMorgan 8473	-72,355.06
Paypal	433.75
Stripe Account	17,299.59
Total Bank Accounts	**$501,005.88**
Other Current Assets	
Payroll Asset	405.65
Payroll Refunds	121.83
Undeposited Funds	0.00
Venue Security Deposit	0.00
Total Other Current Assets	**$527.48**
Total Current Assets	**$501,533.36**
Fixed Assets	
Furniture and Equipment	4,878.14
LED Screen	564,868.64
Projector	31,682.66
Showven Technologies	36,542.00
Truck	0.00
Total Fixed Assets	**$637,971.44**
Other Assets	
Start Engine Escrow	14,168.23
Total Other Assets	**$14,168.23**
TOTAL ASSETS	**$1,153,673.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Loan Payable to Stripe	13,533.36

Colors Worldwide Inc

Balance Sheet

As of December 31, 2023

	TOTAL
Total Accounts Payable	**$13,533.36**
Credit Cards	
American Express (Reconcile)	-377,309.92
American Express - Main	-1,049,746.14
AMEX - 1095 (Shai)	634,316.13
AMEX - 71103 (Manuel)	5,040.26
AMEX - 71129 (Katie)	15,657.96
AMEX - 71137 (Hannah)	24,849.87
AMEX - 71145 (Jimmy)	7,518.63
AMEX - 72044 (Sonia)	666,241.09
AMEX - 72119 (Alisha)	20,232.30
Amex - Mario (71087)	93,636.45
Total American Express (Reconcile)	**40,436.63**
Capital One Credit Card 5448	43.16
Capital One Spark Visa 8339	136,260.23
Chase Ink - Reconcile	-76,650.54
Chase Ink - 0371 (Sonia)	161,357.64
Chase Ink - 6603 (Jabari)	-84,707.10
Total Chase Ink - Reconcile	**0.00**
Chase Sapphire - 7379	0.00
Citi Bank - 8183	0.00
Discover	0.00
Total Credit Cards	**$176,740.02**
Other Current Liabilities	
Direct Deposit Liabilities	0.00
Direct Deposit Payable	0.00
Loan payabel to Victoria Freema	0.00
Loan Payable to Alan Henderson	0.00
Loan Payable to Belva	0.00
Loan Payable to Forward Fin	0.00
Loan Payable to Jabari Johnson	-37,627.03
Loan Payable to Kabbage	0.00
Loan payable to Live Nation	0.00
Loan Payable to OnDeck	0.00
Loan Payable to Robert Ford	0.00
Loan Payable to SBA	308,848.28
Payroll Liabilities	94,946.46
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	1,113.33
Federal Unemployment (940)	42.00
Total Payroll Liabilities	**96,101.79**

Colors Worldwide Inc

Balance Sheet

As of December 31, 2023

	TOTAL
Total Other Current Liabilities	**$367,323.04**
Total Current Liabilities	**$557,596.42**
Total Liabilities	**$557,596.42**
Equity	
Due to/from Colors Entertainment (Record Label)	0.00
Due to/from Colors Worldwide Entertainment	0.00
Opening Balance Equity	44,351.42
Owner's draw	-339,038.36
Retained Earnings	-305,123.18
Shareholder Distributions	1,034.52
StartEngine Equity	260,325.13
Net Income	934,527.08
Total Equity	**$596,076.61**
TOTAL LIABILITIES AND EQUITY	**$1,153,673.03**

Colors Worldwide Inc

Profit and Loss

January - December 2022

	TOTAL
Income	
Concessions Income	244,743.00
Interest Income	3.44
Marketing Income	5,100.00
Merch Income	8,705.34
Misc Income	18,979.42
Parking Income	71,847.68
PayPal Sales	2,142.45
Playlist Income	6,514.02
Ticket Sales	3,525,428.50
Uncategorized Income	40,305.43
Total Income	**$3,923,769.28**
Cost of Goods Sold	
Merch Purchased	51,673.10
Total Cost of Goods Sold	**$51,673.10**
GROSS PROFIT	**$3,872,096.18**
Expenses	
Advertising and Promotion	982,028.07
Automobile Expense	11,059.02
Bank Service Charges	1,521.57
Charitable Contributions	5,249.64
Computer and Internet Expenses	13,445.27
Dues and Subscriptions	232,076.92
Deel Fee	12,489.00
Total Dues and Subscriptions	**244,565.92**
FMF	66,137.50
Fuel	1,882.32
Gift	8,250.35
Insurance Expense	69,593.39
Interest Expense	1,457.49
Legal	59,137.67
Meals and Entertainment	145,154.47
Groceries	3,722.38
Total Meals and Entertainment	**148,876.85**
Merchant Fee	33,283.06
Office Supplies	10,544.84
Outside Services	907,639.82
Appearance Fees	47,775.00
Total Outside Services	**955,414.82**
Parking	9,105.90
PayPal Fees	715.80

Colors Worldwide Inc

Profit and Loss
January - December 2022

	TOTAL
Payroll Expenses	
Payroll Processing Fees	1,050.00
Taxes	25,649.20
Wages	344,310.80
Total Payroll Expenses	**371,010.00**
Postage and Delivery	5,638.88
Production Expense	634,799.27
Professional Fees	
Accounting	56,298.67
Total Professional Fees	**56,298.67**
Reimbursement	1,279.38
Rent Expense	325,600.17
Repairs and Maintenance	182.98
Research Expense	794.72
Supplies	24,603.06
Suspense	0.00
Taxes	22,227.16
State	80,000.00
Total Taxes	**102,227.16**
Telephone Expense	2,607.38
Ticket Fees	-55,660.23
Transportation	275.86
Travel Expense	-902.82
Airfare	246,255.49
Lodging	161,414.17
Rental Car	4,415.00
Ride Share Expense	36,824.39
Total Travel Expense	**448,006.23**
Unapplied Cash Bill Payment Expense	7,870.80
Utilities	4,764.48
Total Expenses	**$4,552,568.29**
NET OPERATING INCOME	**$ -680,472.11**
Other Income	
CA Relief Grant	225,000.00
Total Other Income	**$225,000.00**
NET OTHER INCOME	**$225,000.00**
NET INCOME	**$ -455,472.11**

Colors Worldwide Inc

Profit and Loss
January - December 2023

	TOTAL
Income	
Interest Income	69.84
Marketing Income	9,851.98
Merch Income	2,665.51
PayPal Sales	129.45
Playlist Income	5,569.91
Ticket Sales	12,305,441.58
Uncategorized Income	59,641.19
Total Income	**$12,383,369.46**
Cost of Goods Sold	
Merch Purchased	75,214.66
Total Cost of Goods Sold	**$75,214.66**
GROSS PROFIT	**$12,308,154.80**
Expenses	
401k Expense	19,796.19
Advertising and Promotion	1,594,193.80
Automobile Expense	311,672.19
Bank Service Charges	1,527.47
Computer and Internet Expenses	26,368.85
Dues and Subscriptions	557,576.81
Deel Fee	6,075.00
Total Dues and Subscriptions	**563,651.81**
FMF	132,475.75
Fuel	20,222.81
Gift	1,070.00
Insurance Expense	165,344.74
Interest Expense	0.00
Legal	58,668.83
Meals and Entertainment	89,183.42
Groceries	17,415.88
Total Meals and Entertainment	**106,599.30**
Merchant Fee	325.89
Office Supplies	23,750.62
Outside Services	844,366.94
Appearance Fees	250,165.00
Total Outside Services	**1,094,531.94**
Parking	16,439.47
PayPal Fees	9.34

Colors Worldwide Inc

Profit and Loss
January - December 2023

	TOTAL
Payroll Expenses	
Payroll Processing Fees	3,024.00
Taxes	47,290.22
Wages	796,805.25
Total Payroll Expenses	**847,119.47**
Postage and Delivery	28,227.23
Production Expense	3,537,150.01
Professional Fees	7,573.25
Accounting	69,605.00
Total Professional Fees	**77,178.25**
Reimbursement	14,105.43
Rent Expense	311,447.10
Repairs and Maintenance	15,518.98
Research Expense	9,967.58
Supplies	104,192.36
Taxes	861,555.81
Telephone Expense	3,017.80
Ticket Fees	113,210.00
Transportation	446.09
Travel Expense	14,476.75
Airfare	552,253.32
Lodging	513,219.29
Rental Car	9,297.85
Ride Share Expense	117,550.12
Total Travel Expense	**1,206,797.33**
Unapplied Cash Bill Payment Expense	101,102.64
Utilities	5,795.13
Total Expenses	**$11,373,480.21**
NET OPERATING INCOME	**$934,674.59**
Other Expenses	
Entertainment (non deductible)	147.51
Total Other Expenses	**$147.51**
NET OTHER INCOME	**$ -147.51**
NET INCOME	**$934,527.08**

NOTE 1 – NATURE OF OPERATIONS

Colors Worldwide Inc. was formed on January 8, 2015 ("Inception") in the State of California. The financial statements of Colors Worldwide Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA.

Colors Worldwide Inc. is a multi-media event, content, and experience company. *The Company develops, curates, and produces all of its own activities, having developed live event brands and over 250 events through December 31, 2023.*

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from its ongoing activities following the close of live events or the receipt of other multi-media revenue upon receipt from third-party media partners. Examples of how revenue is derived are: (a) when events have been completed; (b) merchandise is not subject to refund or adjustment; and (d) collection of the amounts due from other media activities are reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of 12/31/22, the Company had the following debt obligations:

2022 - Long Term Debt $443,378.00

2022 - Current Liabilities $560,747.41

As of 12/31/23, the Company had the following debt obligations:

Long Term Debt: $398,848.28

Current Liabilities: $248,748.14

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our] common stock with par value of $0.0001. As of 12/31/23 the company has currently issued 10,000,000 shares of our Class A common stock.

We have authorized the issuance of 5,000,000 shares of our non-voting common stock with par value of $0.0001. As of 12/31/23 the company has currently issued 107,120 shares of our non-voting common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company does not currently have any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through December 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on these financial statements.

I, Jabari Johnson, the CEO of Colors Worldwide Inc, hereby certify that the financial statements of Colors Worldwide Inc and notes thereto for the periods ending 2022 (first Fiscal Year End of Review) and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $4,153,601; taxable income of $-829,239 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 23rd date of April, 2024.



_____ (Signature)

_____CEO_____ (Title)

____4.23.24_____ (Date)

CERTIFICATION

I, Jabari Johnson, Principal Executive Officer of COLORS Worldwide Inc., hereby certify that the financial statements of COLORS Worldwide Inc. included in this Report are true and complete in all material respects.

Jabari Johnson

CEO